SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 14, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F X                        Form 40-F
                       ---                                ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

              Yes                                No  X
                 -----                             ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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ENDESA Signs Supply Contracts With Its First Eligible Customers in
Germany

    NEW YORK--(BUSINESS WIRE)--Oct. 14, 2002--

    They are the Multinational Group Grillo-Werke, Europe's Leading
         Producer of Zinc Oxide, and the Sol Melia Hotel Chain

   ENDESA Counts On Over 300 Points of Supply to Eligible Customers
    in Europe, in Portugal, France, Italy, Germany and Andorra With
                         Sales Above 7,000 GWh

    ENDESA (NYSE:ELE) has signed a supply agreement with the German Grillo-Werke group, starting on 1st October and renewable on an annual basis.
    The Grillo-Werke group is a European multinational leader in the production of zinc oxide with plants in several European countries, one of which is located in Spain and is already one of Endesa's eligible customers.
    This supply contract responds to ENDESA's strategy to provide a global supply solution to the customers already served in Spain.
    ENDESA obtained, a few months ago, the licence to supply electricity to eligible customers in Germany from the Hessen regional government, where ENDESA has its German headquarters in the city of Frankfurt. ENDESA started its operations in the country with a supply contract to one of Sol Melia's hotels in Bochum.
    ENDESA is one of Europe's first utilities to start commercial operations in liberalized markets. It has over 300 points of supply in five countries with annual sales above 7,000 GWh: France, where it is the country's second largest supplier after EDF; Portugal, where it enjoys a 40% share of the market for eligible customers, Italy, where it supplies electricity to several of Fiat's plants; Andorra, where it supplies 70% of the country's imports (50% of total consumption) and Germany.


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    ENDESA is an active agent in Europe's main wholesale markets, taking part in the electricity exchanges in Germany (EEX, LPX), Netherlands (APX) and France (Powernext) and in the OTC markets, where it purchases the energy needed for the supply to its eligible customers.

    CONTACT: ENDESA
             (North America Investor Relations Officer)
             Jacinto Pariente, 212/750-7200
             jpariente@endesa.es



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ENDESA, S.A.

Dated: October 14, 2002                   By:
                                             ------------------------
                                             Name: Jacinto Pariente
                                             Title: Manager of North America
                                             Investor Relations



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